UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Information to be Included in Statements Filed Pursuant to

§ 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934

China Unicom (Hong Kong) Limited

(Name of Issuer)

Ordinary shares of par value HK$0.10 per share

(Title of Class of Securities)

16945R 10 4

(CUSIP Number)

Consuelo Barbé Capdevila Telefónica, S.A. 28050 Madrid, Spain Telephone: (+34) 91 4823733

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. Y1505N 10 0	13D

1.	NAME OF REPORTING PERSON TELEFÓNICA, S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS [WC]
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION THE KINGDOM OF SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER [None]
	8.	SHARED VOTING POWER 1,180,601,587
	9.	SOLE DISPOSITIVE POWER [None]
	10.	SHARED DISPOSITIVE POWER 1,180,601,587
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,180,601,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.01%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. Y1505N 10 0	13D

1.	NAME OF REPORTING PERSON TELEFÓNICA INTERNACIONAL, S.A.U.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS [WC]
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION THE KINGDOM OF SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER [None]
	8.	SHARED VOTING POWER 1,180,601,587
	9.	SOLE DISPOSITIVE POWER [None]
	10.	SHARED DISPOSITIVE POWER 1,180,601,587
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,180,601,587
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.01%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

This Amendment No. 5 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) dated October 24, 2008, as subsequently amended by Amendment No. 1 dated September 17, 2009, Amendment No. 2 dated October 27, 2009, and Amendment No. 3 dated February 8, 2011, Amendment No. 4 dated September 7, 2011, filed jointly by Telefónica, S.A., a corporation organized under the laws of the Kingdom of Spain (“Telefónica”), and Telefónica Internacional, S.A.U., a wholly-owned subsidiary of Telefónica (“Telefónica Internacional”), with respect to the ordinary shares, HK$0.10 par value per share, of China Unicom (Hong Kong) Limited, a telecommunications company organized under the laws of Hong Kong (“China Unicom”). Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D.

Introduction

On June 10, 2012, Telefónica, S.A. through its 100% subsidiary, Telefónica Internacional, S.A.U. (hereinafter “Telefonica”), and China United Network Communications Group Company Limited (“Unicom Parent”) through a 100% owned subsidiary, have signed a definitive agreement under which the latter will acquire 1,073,777,121 shares of China Unicom (Hong Kong) Limited (“China Unicom”), owned by Telefonica (equivalent to 4.56% of the share capital of China Unicom), at a price of HK$10.21 per share, for a total amount of HK$10,963.3 million, approximately € 1,128.9 million at current exchange rates.

The acquisition of the shares is subject to the relevant regulatory authorizations and is expected to be completed by no later than July 31, 2012.

Item 4, 5 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 4. Purpose of the transaction.

While the transaction reflects Telefonica, S.A. Board of Directors decision to proactively manage its asset portfolio, both Telefónica, S.A. and China Unicom continue to be fully committed to their Strategic Alliance with a fruitful strategic cooperation between the two parties on different areas such as MNCs, international business, procurement, roaming and technology among others, while exploring new opportunities to work together in the digital world.

This transaction will allow Telefónica, S.A. to increase its financial flexibility, while at the same time it will continue to be a key shareholder of China Unicom, with a 5.01% stake.

Item 5. Interest in Securities of the Issuer.

As a consequence of the consummation of the aforementioned agreement, Telefónica Internacional currently is the beneficial owner of 1,180,601,587 ordinary shares of China Unicom, representing 5. 01% of its ordinary share capital. Telefónica, as the parent company of Telefónica Internacional, has shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition of, such ordinary shares of China Unicom.

Item 7 Material to be Filed as Exhibits

Exhibit 4:

Agreement, dated June 10, 20012 between Telefónica Internacional, S.A.U., and a 100% owned subsidiary of China United Network Communications Group Company Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2012

TELEFÓNICA, S.A.

By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García- Ovies
Title: General Secretary and Secretary to the Board of Directors

TELEFÓNICA INTERNACIONAL, S.A.U.

By:	/s/ Manuel Crespo de la Mata
Name: Manuel Crespo de la Mata
Title: General Counsel

Exhibit Index

Exhibit No.

1.	Subscription Agreement, dated September 6, 2009 between Telefónica, S.A. and China Unicom (Hong Kong) Limited.*

2.	Joint Filing Agreement, dated September 24, 2009, between Telefónica, S.A. and China Unicom (Hong Kong) Limited.*

3.	Enhanced Strategic Alliance Agreement , dated January 23, 2011 between Telefónica, S.A. and China Unicom (Hong Kong) Limited.*

4.	Agreement, dated June 10, 20012 between Telefónica Internacional, S.A.U., and a 100% owned subsidiary of China United Network Communications Group Company Limited.

*	Previously filed.

Schedule I

Executive Officers and Directors of Telefónica

The directors and executive officers of Telefónica as of the date hereof are set forth below. The business address of each director or executive officer is that of Telefónica located at Distrito C, Ronda de la Comunicación s/n, 28050 Madrid, Spain. Unless noted otherwise, each of the named individuals is a citizen of the Kingdom of Spain.

Directors and Officers of Telefónica

MEMBERS OF THE BOARD OF DIRECTORS

	Principal activities inside the Group	Principal Activities outside the Group
César Alierta Izuel	Executive Chairman of Telefónica, S.A.	Director of Telecom Italia, S.p.A.
Director of China Unicom (Hong Kong) Limited
Director of International Consolidated Airlines Group (AIG)
Isidro Fainé Casas	Vice Chairman of Telefónica, S.A.	Chairman of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”)
Chairman of Caixabank, S.A.
Chairman of Criteria Caixaholding, S.A.
Vice Chairman of Abertis Infraestructuras, S.A.
Chairman of Confederación Española de Cajas de Ahorros
Vice Chairman 2º of Repsol YPF, S.A.
Director of Banco Portugués de Investimento, SA (BPI)
Vice Chairman of Sociedad General de Aguas de Barcelona, S.A. (AGBAR)
Non-executive Director of the Bank of East Asia
Ignacio Moreno Martínez	Director of Telefónica, S.A.	Chief Executive Officer of N+1 Private Equity
Julio Linares López	Chief Operating Officer (“COO”) of Telefónica, S.A.	Director of Telecom Italia, S.p.A.
José María Abril Pérez	Vice Chairman of Telefónica, S.A.	Director of Advancell, S.A.
Fernando de Almansa MorenoBarreda	Director of Telefónica, S.A.	Substitute Director of Grupo Financiero BBVA Bancomer, S.A. de C.V.
	Director of Telefónica del Perú, S.A.A.	Substitute Director of BBVA Bancomer, S.A.
Director of Telefónica de Argentina, S.A.
Director of Telefónica Brasil, S.A.
Director of Telefónica Móviles México, S.A. de C.V.
José María AlvarezPallete López	Director of Telefónica, S.A.
Chairman of Telefónica Europe
Chairman of the Supervisory Board of Telefónica Czeck Republic, a.s.
David Arculus (citizen of the United Kingdom)	Director of Telefónica, S.A.	Chairman of Numis, Plc.
Chairman of Aldemore Bank, Plc.
Director of Pearson, Plc.

MEMBERS OF THE BOARD OF DIRECTORS

	Principal activities inside the Group	Principal Activities outside the Group
Eva Castillo Sanz	Director of Telefónica, S.A. 1st Vice Chairman of Supervisory Board of Telefónica Czech Republic, a.s.	Director of Old Mutual, Plc.
Carlos Colomer Casellas	Director of Telefónica, S.A.	Chairman of Inversiones Mobiliarias Urquiola, S.A., SICAV
Chairman of Ahorro Bursátil, S.A. SICAV
Executive Chairman of The Colomer Group
Peter Erskine (citizen of the United Kingdom)	Director of Telefónica, S.A.	Member of the Advisory Board of the Henley Management Centre
Chairman of Ladbrokes, Plc
Alfonso Ferrari Herrero	Director of Telefónica, S.A.
Substitute Director of Telefónica Chile, S.A.
Director of Telefónica del Perú, S.A.A.
Luiz Fernando Furlán	Director of Telefónica, S.A.	Chairman of Amazonas Sustainability Foundation
	Director of Telefónica Brasil, S.A.	Co-Chairman of Brasil Foods, S.A.
Director of AGCO Corporation
Director of AmilParticipações S.A.
Member of the Advisory/Consultative Board of Panasonic (Japan) and McLarty& Associates (USA)
Gonzalo Hinojosa Fernández de Angulo	Director of Telefónica, S.A.
Pablo Isla Alvarez de Tejera	Director of Telefónica, S.A.	Chairman and CEO of Inditex, S.A.
Antonio Massanell Lavilla	Director of Telefónica, S.A.	Executive Deputy General Manager of Caja
de Ahorros y Pensiones de Barcelona (“la Caixa”).
Chairman of Port Aventura Entertainment, S.A.
Chairman of Barcelona Digital Centre Tecnologic (formerly Fundación Barcelona Digital)
Director of Serveis Informátics la Caixa, S.A. (SILK)
Director of Caixa Capital Risc, S.G.E.C.R, S.A.
Director of Bousorama S.A.
Director of La Caixa, S.A.
Director of Mediterranea Beach & Golf Community, S.A.
Francisco Javier de Paz Mancho	Director of Telefónica, S.A.	Member of the Executive Committee of the Chambers Board (Consejo Superior de Cámaras)
Director of Telefónica de Argentina, S.A.
Director of Telefónica Brasil, S.A.
Non-executive Chairman of AtentoInversiones y Teleservicios, S.A.
Chang Xiaobing (citizen of the People’s Republic of China)	Director of Telefónica, S.A.	Chairman of China United Network Communications Group Company Limited
Chairman of China United Network Communications Limited
Executive Director, Chairman and Chief Executive Officer of China Unicom (Hong Kong) Limited
Chairman of China United Network Communications Corporation Limited

Executive Officers

César Alierta Izuel	Chairman and Chief Executive Officer

Julio Linares López	Chief Operating Officer

José María Álvarez-Pallete López	Chairman of Telefónica Europe

Ramiro Sánchez de Lerín García-Ovies	General Secretary and Secretary of the Board of Directors

Luis Abril Pérez	Technical General Secretary to the Chairman

Guillermo Ansaldo Lutz	General Manager Global Resources

Santiago Fernández Valbuena	Chairman of Telefonica Latinoamerica

Matthew Key	Chairman of Telefonica Digital

Angel Vilá Boix	General Manager of Finances and Corporate Development